Filing under Rule 425 under
the U.S. Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
U.S. Securities Exchange Act of 1934
Filing by: VNU N.V.
Subject Company: IMS Health Incorporated
Commission File No.: 001-14049

[Below is a transcript of a VNU conference call from August 16, 2005 with investors and analysts regarding VNU’s IFRS conversion.]

VNU
IFRS Conversion Conference Call & Webcast
16 August 2005
IFRS Conversion
Rob Ruijter
Chief Financial Officer, VNU
Preamble
Good morning and good afternoon. As we mentioned last week, we have received a number of questions from you, so we felt that further clarification on IFRS was necessary, which is the reason for today’s call. Following my presentation, we will open the floor to questions.
Divestments
Profit for the Year from Discontinued Operations
Let us start by discussing some accounting aspects around the sale of World Directories and other joint ventures going forward. Under IFRS, when a sale is announced, one has to account for the activities of that operation as discontinued operations. This means that the results of World Directories are presented separately, on a single line, in the income statement, called ‘profit for the year from discontinued operations’. That line, for your information, is not only revenue cost, but includes financial costs, so interest is also allocated to that, as well as income tax and the book result. This means that the other lines in the income statements really refer to activities from continuing operations of the three business groups.
Cash Flow Statement
To make it even more confusing, the cash flow does, however, include results from both continuing and discontinued operations. Frankly, therefore, due to the effect of World Directories, it is not possible to produce a direct reconciliation of the amount between the balance sheet and the cash flow statement. However, it is worth reminding you that World Directories is in one line, including allocated finance and interest costs, as well as income taxes.
Joint Ventures
Equity Method of Accounting
Under Dutch GAAP, we used to proportionately consolidate those entities; going forward, we have chosen to apply the equity method of accounting, which means that the results of the joint ventures are shown on the line in the income statement called ‘share of profit of associates and joint ventures’. Clearly, it has no impact on the net result there.

EBITDA
However, it means that, compared with Dutch GAAP for 2004, EBITDA under IFRS is reduced by €50 million, due to this change in accounting for joint ventures, as well as the deconsolidation of €38 million related to World Directories.
Minority Interests
The decline in minority interests in the income statement mainly relates to the classification of the World Directory-related minority interests into a separate line there. In the balance sheet, VNU’s share of the net asset value of the joint ventures is included in a single line called ‘long-term financial assets’, which is clearly the result of the option we have chosen.
Intangibles
Amortization of Goodwill and Impairment Charges
The amortization of goodwill and impairment charges under Dutch GAAP was €287 million, which included the amortization of World Directories. Under IFRS and Dutch GAAP, an expense of €40 million was recorded, related to the recognition of deferred tax assets.
Additional Tax Gains
During 2004, VNU recognised additional tax gains, including deferred tax assets, resulting from previous combinations, which, in line with IAS 12, resulted in a goodwill expense of €40 million. The recognition of the deferred tax assets and the impairment of the goodwill offset each other on the income statement, producing a net zero impact: on the one hand, the recognition of the deferred tax asset; on the other, the liability that was recorded.
Goodwill, Amortization and Impairment
Goodwill, amortization and impairment was €287 million, as already mentioned, and the €40 million expenses directly linked to taxes under IFRS remain. Therefore, under IFRS, the €247 million is shown as a reconciliation of our press release. Our acquisition-related intangibles, such as customer lists, are required to be amortized under IFRS, and amount to about €100 million. This does not include the amortization of software, since it was already amortized by VNU. Under Dutch GAAP, software amortization was clearly included in the depreciation of property, plant and equipment. However, the €100 million amortization of intangibles under IFRS can be broken down per group as follows:
•	Marketing & Information – €57 million.

•	Media Measurement & Information – €25 million.

•	Business Information – €18 million.
This excludes the amortization of the software, which should give you enough guidance around what to add back in terms of depreciation.
Deferred Tax Liability
One-Time Charge
This is a one-time charge for opening equity under IFRS, following accounting for intangible assets. We were required to recognise a deferred tax liability of about €529 million, related to the identified intangible assets recognised in the IFRS opening balance sheet at 1 January 2004. In 2004 and future periods, the positive benefit from the amortization of the deferred tax liability will continue to impact the tax charges.

The intangibles are amortized and the associated deferred tax liability is released at the same pace. From 1 January 2004, deferred taxes will be included in the purchase price allocation and will become part of goodwill.
Credit to Net Income
The €85 million credit to net income related to deferred taxes on identified intangible assets is made up of €33 million of releases of deferred tax liabilities within our continuing operations, and €25 million of releases of deferred tax liabilities within the Directories group, which is classified in discontinued operations. You should note that the €33 million release will continue in 2005, although there may be translation effects there.
Provisions
The reorganisation provision relates mainly to the Atlas restructuring programme and the World Directories restructuring provisions which, under IFRS, could not be recognised in the opening balance sheet, but had to be recognised as expenses in 2004. It is a one-time item that has been recorded in the ‘personnel costs’ line.
Income Taxes
Decrease
The appendices to the 9 August press release show a decrease in the tax charge of €65 million which, again, does not include any of the taxes included in the share of profit from associates, because of the way we now present that. It also does not include the release of the World Directories deferred tax liability of €25 million.
Impact on Net Earnings
The impact on net earnings is €40 million. Note also that the difference in equity is lower, as a result of the valuation of deferred tax assets, mostly from before 2004, which we did not value for Dutch GAAP purposes, as well as from currency exchange differences. The higher tax charge can be explained by the increased provision for tax exposures compared with the level under Dutch GAAP, which is based on more extensively-prepared documentation and the tax effect of other adjustments.
The difference between the net positive impact in the reconciliation of the €18 million and the positive adjustment included in the income statement of €65 million is €47 million, which is explained by the Directory group. All the IFRS adjustments related to the Directories group are presented within ‘continued operations’ on the income statement. Discontinued operations are not broken out separately in that summary reconciliation. Therefore, the World Directories tax expense is shown in the reconciliation, but not on the income statement, because everything there is in the single ‘discontinued operations’ line. Furthermore, €25 million of tax expense related to the World Directories book gain is included in the reconciliation, but included in discontinued operations in the income statement.
Joint Ventures
Joint ventures are no longer proportionately consolidated, which results in approximately €12 million of tax expense being recorded in the income statement. The tax amount included in the minority interest relating to the Directories group is also represented in discontinued operations.
Effective Tax Rate
Going forward, our effective tax rate was 23% in the first half of 2005, and the tax rate under IFRS is influenced by the release of the deferred tax liability recognised in relation to the amortization of other intangible assets. For the full year, as already mentioned, we expect an effective tax rate of about 24%.

Share-Based Compensation
The charge of €23 million to income includes about €3 million related to World Directories in 2004. We therefore expect the 2005 charge to be somewhat lower.
Financial Instruments
IAS 32 and 39
We adopted IAS 32 and 39 from 1 January 2005, which influences the comparability between 2004 and 2005. We have applied the fair value option for two of our loans, and the fair value adjustment to equity on 1 January 2005 is a one-time charge as part of the transition to equity. The changes, in time, will go to the income statement from that date forward.
Deferred Shares
Clearly, another change is that deferred shares are reclassified from equity to non-current liabilities. The interest line in 2005 includes the dividend for preferred shares, the financing costs, and accretion of provisions.
Interest Expense
In the income statement, the interest expense financial costs under IFRS are €35 million lower compared to Dutch GAAP. The decrease is mainly explained by the separate presentation of World Directories. Therefore, the discontinued operations line also includes allocated interest to World Directories.
Convertibles
In terms of convertibles, from 2005, the coupon interest will be included in the financial cost line, and the fair value changes will be included in other financial gains and losses.
Leases
In leases, we see an additional yearly charge of about €4 million, which is expected to continue in the future.
New KPIs
We introduced a number of new KPIs earlier in the year, which means that we no longer use the cash EPS, but instead use EBITDA EPS and free cash flow per share. For an overview of those KPIs, please refer to page four of our press release.
To summarise the key differences between the KPIs under Dutch GAAP and IFRS:
•	Net profit increased from €163 million to €246 million, mostly attributed to the reversal of goodwill, amortization and impairment charges previously reported under Dutch GAAP, and partially offset by the recording of share-based compensation and the additional provisions related to timing.

•	The increase in basic EPS from 62 cents under Dutch GAAP to 95 cents under IFRS is, of course, due to the interest in the net profits that I just explained.

•	Under Dutch GAAP, discontinuing operations for World Directories were not separately presented, so basic EPS from continuing operations were not provided under Dutch GAAP.
Our EBITDA decreases from €833 million under Dutch GAAP to €589 million under IFRS, which can be attributed to the charges for share-based compensation, the timing of the recording of certain provisions under IFRS, and the deconsolidation of joint ventures, as well as the treatment of World Directories as discontinued operations. The KPI schedule on page four of our press release shows an EBITDA under

IFRS of €689 million, which includes €100 million for World Directories, which is, again, recorded as discontinued operations in the income statement.
Cash Flow Statement
Given the separate presentation of discontinued operations in the income statement, a different picture to the cash flow statement is shown, where this split is not required, which is why it is almost impossible to reconcile the cash flow statement to the other financial statements. The reason why the free cash flow decreased upon conversion from Dutch GAAP to IFRS, from €123 million to €103 million is, again, due to the deconsolidation of the joint ventures. The IFRS free cash flow for these entities is lower, but the free cash flow which is reversed is well in excess of actual dividends received. Under the new assumptions, only dividends received are shown.
Conclusion
I appreciate that some of the comments I have made were probably somewhat difficult to follow, so please refer to the transcript of this call on our website. With that, I would like to invite any questions that you may have.
Questions and Answers
Chris Collett, Goldman Sachs
Could you give us some information on the depreciation and amortization of software from the first half of 2005 results?
Second, as far as the Atlas restructuring charges are concerned, if my memory serves me, there were €40 million of charges for Atlas and €10 million for World Directories. In your results, you talked about there being €33 million of charges, so could you just explain what happened to the rest of those charges and how they have been treated under IFRS?
Third, you gave the basic number of shares; could you give us a fully-diluted number of shares as well?
VNU Representative
I do not have the half-year number in front of me for software. Full-year 2004 software amortization was $48 million; it would be approximately half of that in terms of the first half of 2005.
Regarding Atlas and World Directories, the original charges at the end of 2003 under Dutch GAAP were €33 million for Atlas and €10 million for the Directories programme. Some of that was allowable in the period under IFRS, but what moved under IFRS was the €19 million, which was largely the severance component that, due to communications, ended up being delayed a month.
Rob Ruijter
Atlas was €33 million, of which €14 million remains in 2003; €19 million therefore now ends up in 2004. World Directories was €10 million in 2003, and that is now entirely in 2004, but in discontinued operations.
VNU Representative
We did not have many options, and there was little difference between basic and diluted, so for the full year of 2004, our basic inflated average shares outstanding totalled 252,290,000; the diluted number is 252,363,000.
Chris Collett
In terms of the depreciation and amortization of software, are we to understand that, in the future, you will not be breaking that number out in total or by division, and that you will be just putting together depreciation with amortization of software as well as amortization of customer lists and so on?

Rob Ruijter
We will certainly break that out by business, going forward. We will give you depreciation by business and amortization of software by business, as well as the amortization of other intangibles. We may do it the other way around: the amortization of the other intangibles; and the rest relates to items that are now called amortization and that were previously depreciation. You will have the numbers by group on that amortization in the transcript. I will ensure that we continue to break that information down by business group and to make it available going forward.
Richard Jones, Lehman Brothers
First, am I right in thinking that the amortization of acquisition-related intangibles will be around €100 million on an ongoing basis; that the deferred tax benefits associated with that is €33 million; and that we should assume that on an ongoing basis for when we are adding back that amortization? Second, you quoted a figure of approximately €49 million for net interest in the first half, and at the results you said there were three reasons for that increase, one of which was a decrease in the fair value of the loans and hedges. How much of a negative impact did that decrease have in the first half?
Rob Ruijter
On an ongoing basis, I think the €100 million, with the splits that I gave – €57 million for marketing and information, €25 million for MMI and €18 million for BI – is a good number to work with, as is the amortization of €33 million. Your assumptions are correct.
The net interest was indeed affected by €21 million, which included the dividend on the preference shares and which we now have to treat as an interest expense. There was also a small revaluation of a marketable security that we hold in a company called De Boer. The rest was the fair value.
Richard Jones
Presumably the dividend payments related to the preference shares will be on an ongoing basis, but the change in the fair value of the loans and the hedges will be volatile. What was that number in the first half?
VNU Representative
That is shown on the ‘other financial gains and losses’ row. For the first half, we had a net gain of approximately €1 million, which is basically some foreign currency denominated loans we have. It is essentially a revaluation of monetary assets.
Wijnhard Heineken
In terms of the restated numbers from 2004, the interest charge was lower under IFRS than under Dutch GAAP. The obvious reason for that might be some fair value changes, but why did you not already adopt that for 2004? Could you also indicate whether that will have an impact in the future?
VNU Representative
The lower interest on continuing operations relates to the deconsolidation and the transfer down of approximately €40 million of interest that has been taken out of continuing operations and put into the single-line results of discontinued operations for the full year. There is no real fair value impact in 2004 because we had not adopted IAS 32 and 39 at that point. Those were the big drivers.
Rob Ruijter
The comparability there is imperative because we have only adopted it from 2005 onwards.
Wijnhard Heineken
Did I understand you correctly that you have chosen to use the fair value option for two of your outstanding loans?

Rob Ruijter
That is correct.
Wijnhard Heineken
What are the implications of that, because there are more outstanding?
VNU Representative
We assigned the fair value options specifically to the two loans of which we bought back a large portion: the 2008 EMTN and the remaining portion of the convertible, which was a 1.75% gilt. The remaining elements of those loans, after we bought back the majority in January, have continued to be revalued to the fair value changes, but most of it is then repaid.
Wijnhard Heineken
What will happen for the other loans outstanding? Will we see any fair changes in the P&L?
VNU Representative
Those are handled on a straight amortised cost basis, so they are more predictable in terms of the future expense off of them.
Polo Tang, UBS
What would be the ongoing charge in the interest line from the preferred dividends? Second, what changes would IFRS bring relating to the interest charge for the convertible? Are there any ongoing IFRS charges relating to employee benefits?
VNU Representative
The ongoing charge for the preferred dividend is €5.8 million per year.
Rob Ruijter
On the convertible, what you see now is an interest expense, which is just a coupon because of the fair value option that has been chosen there.
Polo Tang
In 2004, you had a couple million euros’ charge for employee benefits, separate from stock options. Is that cost ongoing into 2005?
Rob Ruijter
That was a one-off item that had to do with some pensions technicalities.
Peter Olsten[?]
Could you give a breakdown of EBITDA by division for the second half of 2004?
Rob Ruijter
We will get back to you on that.
Richard Jones
I think the employee benefit cost was a charge of €8 million in 2004. Is that right? What division was that in last year?

VNU Representative
It was across the company.
Rob Ruijter
It is probably best to allocate it proportionately.
Closing Comments
Rob Ruijter
Thank you for calling in, and please do not hesitate to contact us if you have any further questions.
This Full Transcript was produced by Ubiqus Reporting (+44 (0) 20 7269 0370)

About IMS Health Incorporated
IMS Health Incorporated (“IMS”) provides sales management and market research information services to the pharmaceutical and healthcare industries worldwide. IMS provides information services covering more than 100 countries and maintains offices in 76 countries on six continents, with approximately 64% of total 2004 IMS revenue generated outside the United States. IMS is listed on the New York Stock Exchange (NYSE: RX).
About VNU N.V.
VNU N.V. (“VNU”) is a global information and media company with leading market positions and recognized brands. VNU is active in more than 100 countries, with its headquarters located in Haarlem, The Netherlands and New York, USA. In 2004, total revenues amounted to EUR 3.8 billion. VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks.
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
     This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the

quarterly period ending March 31, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which have been filed with the SEC. You may read and copy the above-mentioned SEC filings and other information at the public reference facilities maintained by the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials can be obtained from the Public Reference Section of the Securities and Exchange Commission at prescribed rates by calling the Commission at 1-800-SEC-0330. Many of these materials are also available at the SEC’s Internet site (http://www.sec.gov).
Additional Information and Where to Find It
     This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. STOCKHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.
Participants in Solicitation
     IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.
Regulation G Legend
This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.